SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 16, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report

Item 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On March 16, 2006, the Compensation Committee of the Board of Directors of Petroleum Development Corporation (the "Company") approved and the Board ratified the annual base salaries (effective as of January 1, 2006) of the Company's executive officers (which officers were determined by reference to the Company's proxy statement, dated May 2, 2005, for the Company's June 11, 2005 annual meeting of stockholders) after a review of performance and competitive market data. The following table sets forth the previous and new annual base salary levels of the Company's Named Executive Officers:

NAME AND POSITION	YEAR	BASE SALARY
Steven R. Williams Chairman and Chief Executive Officer	2006 2005	$345,000 $318,000
Thomas E. Riley President	2006 2005	$272,000 $252,000
Eric R. Stearns Executive Vice President	2006 2005	$251,000 $231,000
Darwin L. Stump Chief Financial Officer	2006 2005	$220,500 $210,000

The Compensation Committee of Petroleum Development Corporation has established 2006 grants for the executive officers of the Company (the Participants). The grants are being awarded pursuant to the terms of the Petroleum Development Corporation 2004 Long-Term Equity Compensation Plan that was approved by the shareholders of the Company at the June 11, 2004 Annual Meeting.

Awards will include non-qualified stock options (Options) and restricted stock (Shares). Both the Options and Shares are scheduled to vest in the Participant over a four year period in equal annual installments of 25% of the total award on each successive anniversary of the grant date which was March 16, 2006. The exercise price of the Options is the closing price of the Company's common stock on the grant date ($43.74 per share). The total number of Options and Shares granted to each of the Participants is shown in the following table.

Participant	Executive Position	Shares	Options
Steven R. Williams	Chairman and CEO	9,348	7,517
Thomas E. Riley	President	6,141	4,939
Eric R. Stearns	Executive VP	5,441	4,375
Darwin L. Stump	CFO and Treasurer	4,381	3,523

Other restrictions and conditions of the grants include:
1. No Option may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, Options granted to a Participant shall be exercisable during his or her lifetime only by such Participant or the Participant's legal representative.
2. The Shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until vested. All rights with respect to the Shares granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or the Participant's legal representative.

3. Options may not be exercised until vested, and will expire on March 16, 2016.
4. Participants will not have voting rights for non-vested restricted stock.
5. Participants will not be entitled to receive dividends for stock that has not vested nor for unexercised options.
6. Vesting of any unvested options and stock will be accelerated in the event of termination of employment resulting from the death or disability of the Participant.
7. Termination of employment for any reason other than death or disability will result in termination of the right of the Participant to any remaining, unvested rights to shares or options that have not yet vested.
8. In the event of a "Change in Control" as defined in the plan:
    a. Any and all Options granted will become immediately exercisable and will remain exercisable throughout their entire term.
    b. Any restriction periods and restrictions imposed on Shares will lapse.

With respect to withholding required upon the exercise of Options or upon the lapse of restrictions on Shares, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares of company common stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

10.1 Form of Stock Option and Restricted Stock Agreement.

<center>SIGNATURES</center>

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date_ March 21, 2006_

By_ /s/ Darwin L. Stump_____
     Darwin L. Stump
     Chief Financial Officer